Exhibit 99.1

Organigram Launches Big Bag o’ Buds Indoor-grown, Strain-specific Dried Flower in 28g Value Format

Big Bag o’ Buds strains include both celebrated and new cultivars, including Organigram’s industry-leading Ultra Sour

MONCTON, New Brunswick,--(BUSINESS WIRE)--May 18, 2021--Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI) (NASDAQ: OGI), the parent company of Organigram Inc., a leading licensed producer of cannabis, is pleased to announce the launch of Big Bag o’ Buds, a lineup of dried flower products featuring a roster of well-known genetics and an exciting rotation of one-time offerings (OTO) in a 28g format.

“Customers across the country continue to express the importance of large formats and new genetic offerings at an appealing price point,” says Tim Emberg, Senior Vice President of Sales and Commercial Operations at Organigram. “Without a doubt, Big Bag o’ Buds delivers on all of those points but also offers Canadian consumers a continuous pipeline of new cultivars reflecting our team’s ongoing search for and development of new terpene profiles and phenotypic expressions.”

Big Bag o’ Buds offers a minimum of 17% THC and a rich cultivar selection that includes Ultra Sour, a pungent, sativa-leaning sour featuring the tartness of Meyer lemon and the diesel and pungent notes from the cultivar’s Kush undertones. Organigram currently leads the pack with the #1 Ultra Sour brand in Canada. The Big Bag o’ Buds OTO cultivar selection will include Grapefruit GG4, Original Glue, and Lemon Tree strains.

Every Big Bag o’ Buds strain benefits from being grown in strain-specific, climate-controlled indoor grow rooms to optimize each cultivar’s flavour. Variables including humidity, temperature, light and plant density can be customized to enhance the growth and output of each plant.

Big Bag o’ Buds is available at select retailers across Canada.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc., a licensed producer of cannabis and cannabis-derived products in Canada and The Edibles and Infusions Corporation, a cannabis infused soft chew and confectionary manufacturer in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Indi, Bag o’ Buds, SHRED and Trailblazer. Organigram's facility is located in Moncton, New Brunswick with another leased manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries:
Marlo Taylor
mtaylor@gagecommunications.ca